UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

SMART GLOBAL HOLDINGS, INC.

(Name of Issuer)

Ordinary shares, par value $0.03 per share

(Title of Class of Securities)

G8232Y101

(CUSIP Number)

Andrew J. Schader, Esq.

Silver Lake

55 Hudson Yards

550 West 34th Street, 40th Floor

New York, NY 10001

(212) 981-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Daniel N. Webb, Esq.

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

October 20, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Partners III Cayman (AIV III), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,138,094
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,138,094
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,138,094
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 25.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Technology Investors III Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 33,077
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 33,077
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,077
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Technology Associates III Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,171,171
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,171,171
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,171,171
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 25.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake (Offshore) AIV GP III, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,171,171
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,171,171
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,171,171
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 25.5%
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Sumeru Fund Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,048,465
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,048,465
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,048,465
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 12.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Technology Investors Sumeru Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 37,119
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 37,119
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,119
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Technology Associates Sumeru Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,085,584
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,847,535 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,847,535 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 15.8% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	See Items 5 and 6.

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. SLTA Sumeru (GP) Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,085,584
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,847,535 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,847,535 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 15.8% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	See Items 5 and 6.

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Sumeru (Offshore) AIV GP, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,085,584
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,847,535 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,847,535 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 15.8% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	See Items 5 and 6.

Explanatory Note

This Amendment No. 5 (the “Amendment No. 5”), being filed by Silver Lake Partners III Cayman (AIV III), L.P. (“SLP III Cayman”), Silver Lake Technology Investors III Cayman, L.P. (“SLTI III Cayman,” and together with SLP III Cayman, the “SLP III Cayman Entities”), Silver Lake Technology Associates III Cayman, L.P. (“SLTA III Cayman”), Silver Lake (Offshore) AIV GP III, Ltd. (“SL III Offshore Ltd”), Silver Lake Sumeru Fund Cayman, L.P. (“SLS Cayman”), Silver Lake Technology Investors Sumeru Cayman, L.P. (“SLTI Sumeru Cayman,” and together with SLS Cayman, the “SLS Cayman Entities,” and collectively with the SLP III Cayman Entities, the “Silver Lake Investors”), Silver Lake Technology Associates Sumeru Cayman, L.P. (“SLTA Sumeru Cayman”), SLTA Sumeru (GP) Cayman, L.P. (“SLTA Sumeru GP Cayman”), and Silver Lake Sumeru (Offshore) AIV GP, Ltd. (“SL Sumeru Offshore Ltd” and collectively with SLTA III Cayman, SL III Offshore Ltd, the Silver Lake Investors, SLTA Sumeru Cayman and SLTA Sumeru GP Cayman, the “Reporting Persons), amends the Schedule 13D initially filed on June 9, 2017, as amended by Amendment No. 1 on December 4, 2017, Amendment No. 2 on March 16, 2018, Amendment No. 3 on April 5, 2018 and Amendment No. 4 filed on July 11, 2019 (as so amended, the “Prior 13D”, and as amended by this Amendment No. 5, the “Schedule 13D”), relating to the Ordinary shares, par value $0.03 per share (the “Ordinary Shares”), of SMART Global Holdings, Inc., a Cayman Islands corporation (the “Issuer”). The Items below amend the information disclosed under the corresponding Items of the Prior 13D as described below. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Prior 13D. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Prior 13D.

The Reporting Persons are filing this Amendment No. 5 primarily to reflect Mr. Shah’s acquisition of additional Ordinary Shares, including in connection with the vesting of certain equity awards received by Mr. Shah in connection with his service with the Issuer, and any resulting deemed increase in beneficial ownership of Ordinary Shares by each of SLTA Sumeru Cayman, SLTA Sumeru GP Cayman and SL Sumeru Offshore Ltd as a result of the rights and obligations set forth in the Sponsor Shareholders Agreement, described in Item 6 of the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Prior 13D is hereby amended and supplemented as follows:

The information set forth in Annexes A-1 and A-2 to this Amendment No. 5 is incorporated herein by reference in this amended Item 2.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Prior 13D is hereby amended and supplemented as follows:

The information set forth in Item 6 is incorporated herein by reference in this amended Item 3.

Item 4.	Purpose of the Transaction.

Item 4 of the Prior 13D is hereby amended and supplemented by inserting the following at the end thereof:

Effective August 28, 2020, in connection with the appointment of Mr. Mark Adams as President and Chief Executive Officer of the Issuer, Mr. Ajay Shah stepped down as President and CEO of the Issuer and now serves as Executive Chairman of the Board of Directors. In connection with Mr. Adams’s appointment to the Board of Directors of the Issuer, effective September 30, 2020, Mr. Paul Mercadante resigned as a member of the Board of Directors on September 29, 2020.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) – (b) of the Prior 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11, 12 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (b) By virtue of the relationships and agreements among the Reporting Persons described herein, the Reporting Persons are a group within the meaning of Section 13(d)(5) of the rules and regulations promulgated by the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”). As such, the Reporting Persons may be deemed to beneficially own an aggregate of 10,018,706 Ordinary Shares of the Issuer, which includes (i) 6,138,094 Ordinary Shares held by SLP III Cayman; (ii) 33,077 Ordinary Shares held by SLTI III Cayman; (iii) 3,048,465 Ordinary Shares held by SLS Cayman; (iv) 37,119 Ordinary Shares held by SLTI Sumeru Cayman and (v) 761,951 Ordinary Shares held by, or beneficially owned by, Mr. Shah and his affiliated investment vehicles, which includes 225,000 Ordinary Shares underlying currently exercisable stock options (see “Sponsor Shareholders Agreement” in Item 6 of the Schedule 13D), representing in the aggregate approximately 41.1% of the issued and outstanding Ordinary Shares of the Issuer.

The beneficial ownership reported herein does not include Ordinary Shares beneficially owned by certain investors in the Issuer over which the Reporting Persons may be deemed to share dispositive power by virtue of the rights and obligations set forth in the Investors Shareholders Agreement described further in Item 6 of the Schedule 13D. The Reporting Persons disclaim beneficial ownership over any such Ordinary Shares.

The percentages of beneficial ownership in this Schedule 13D are based on 24,159,314 Ordinary Shares of the Issuer outstanding as of June 24, 2020, as reflected in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on July 7, 2020, plus a number of Ordinary Shares which would be issued upon the exercise by Mr. Shah of his 225,000 currently exercisable stock options.

Information with respect to the beneficial ownership of Ordinary Shares by the directors of SL III Offshore Ltd and SL Sumeru Offshore Ltd is set forth in Annex A of this Amendment No. 5 and incorporated herein by reference in response to this Item 5.

The beneficial ownership of Ordinary Shares reported herein does not include Ordinary Shares underlying unvested options to purchase Ordinary Shares or unvested restricted stock units held by Mr. Shah as described in Item 6 of this Schedule 13D.

Item 5(c) of the Prior 13D is hereby amended and restated as follows:

(c) Except as set forth in Item 6 of this Schedule 13D, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person listed in Annex A, have effected any transaction in Ordinary Shares during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Prior 13D is hereby amended and supplemented as follows:

Outstanding Equity Awards held by Mr. Shah

In connection with Mr. Shah’s service with the Issuer, formerly as President and Chief Executive Officer, and currently as Executive Chairman, Mr. Shah has been awarded various equity awards since March, 2018. Mr. Shah currently holds (i) 450,000 time-based Options which vest in four equal tranches of 25% (or 112,500 Ordinary Shares) on each annual anniversary of March 14, 2018, (ii) 225,000 performance-based Options eligible to vest in four equal tranches of 25% (or 56,250 Ordinary Shares) on each annual anniversary of March 14, 2018 if the 30 trading day rolling average closing price of an Ordinary Share equals or exceeds 150% of the exercise price (such 30 trading day average, the “150% Price Target”) at any time during the four year period following March 14, 2018 provided that if the 150% Price Target is satisfied after any annual vesting date for any portion of the Options, such prior portion or portions will vest upon achievement of the 150% Price Target, and (iii) 83,125 unvested restricted stock units, vesting in equal quarterly installments (one-sixteenth of the original award of 133,000 units) on each of January 20, April 20, July 20 and October 20 of each year through the final vesting date of April 20, 2022.

Restricted Stock and Performance Stock Awards to Mr. Shah

On May 17, 2020, Mr. Shah was awarded (i) 180,000 restricted ordinary shares with restrictions lapsing and shares vesting over a period of approximately three years, subject to continued service through each vesting date, with (x) 60,000 shares vesting on April 20, 2021 and (y) the remainder vesting in equal semi-annual installments of 30,000 shares on each of April 20 and October 20 of each year through the final vesting date and (ii) 90,000 performance stock awards, scheduled to vest, subject to the achievement of certain performance criteria, over a period of approximately 2.5 years, with 34% of the shares scheduled to vest on April 20, 2021 and the remaining portion scheduled to vest thereafter in equal installments on October 20, 2021, April 20, 2022, October 20, 2022 and April 20, 2023, subject to Mr. Shah’s continued service with the Issuer. On September 29, 2020, the Board of Directors of the Issuer determined that the performance criteria applicable to the award had been achieved. On October 20, 2020, the vesting of the 180,000 restricted ordinary shares and 90,000 performance stock awards was accelerated and such awards vested and underlying shares were released to Mr. Shah, net of 133,863 shares withheld by the Issuer at a price of $25.14 per share for the satisfaction of applicable withholding taxes. Following the release of such shares to Mr. Shah, Mr. Shah transferred such shares, along with 4,192 shares received by Mr. Shah upon the vesting of restricted stock units on October 20, 2020 and 25,633 shares previously held directly by Mr. Shah, to a trust for the benefit of Mr. Shah’s family.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2020

Silver Lake Partners III Cayman (AIV III), L.P.
By:	Silver Lake Technology Associates III
Cayman, L.P., its general partner

	By:	Silver Lake (Offshore) AIV GP III, Ltd., its general partner

By:	/s/ Andrew Schader
	Name:	Andrew Schader
	Title:	Director

Silver Lake Technology Investors III Cayman, L.P.
By:	Silver Lake Technology Associates III Cayman, L.P., its general partner

	By:	Silver Lake (Offshore) AIV GP III, Ltd., its general partner

By:	/s/ Andrew Schader
	Name:	Andrew Schader
	Title:	Director

Silver Lake Technology Associates III Cayman, L.P.
By:	Silver Lake (Offshore) AIV GP III, Ltd., its general partner

By:	/s/ Andrew Schader
	Name:	Andrew Schader
	Title:	Director

Silver Lake (Offshore) AIV GP III, Ltd.

By:	/s/ Andrew Schader
	Name:	Andrew Schader
	Title:	Director

Silver Lake Sumeru Fund Cayman, L.P.
By:	Silver Lake Technology Associates
Sumeru Cayman, L.P., its general partner

	By:	SLTA Sumeru (GP) Cayman, L.P., its general partner

		By:	Silver Lake Sumeru (Offshore) AIV GP, Ltd., its general partner

By:	/s/ Andrew Schader
	Name:	Andrew Schader
	Title:	Director

Silver Lake Technology Investors Sumeru Cayman, L.P.
By:	Silver Lake Technology Associates Sumeru Cayman, L.P., its general partner

	By:	SLTA Sumeru (GP) Cayman, L.P.,
its general partner

		By:	Silver Lake Sumeru (Offshore) AIV GP, Ltd., its general partner

By:	/s/ Andrew Schader
	Name:	Andrew Schader
	Title:	Director

Silver Lake Technology Associates Sumeru Cayman, L.P.
By:	SLTA Sumeru (GP) Cayman, L.P., its
general partner

	By:	Silver Lake Sumeru (Offshore) AIV GP, Ltd., its general partner

By:	/s/ Andrew Schader
	Name:	Andrew Schader
	Title:	Director

SLTA Sumeru (GP) Cayman, L.P.
By:	Silver Lake Sumeru (Offshore) AIV GP, Ltd., its general partner

By:	/s/ Andrew Schader
	Name:	Andrew Schader
	Title:	Director

Silver Lake Sumeru (Offshore) AIV GP, Ltd.

By:	/s/ Andrew Schader
	Name:	Andrew Schader
	Title:	Director

Annex A-1 to Amendment No. 5

The Annex A-1 of the Prior 13D is hereby amended and restated as follows:

The following sets forth the name and principal occupation of each of the directors of Silver Lake (Offshore) AIV GP III, Ltd. Each of such persons is a citizen of the United States.

Silver Lake (Offshore) AIV GP III, Ltd.
Name	Business Address	Principal Occupation
Michael Bingle	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Managing Director and Managing Partner of Silver Lake Group, L.L.C.

Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-CEO and Managing Partner of Silver Lake Group, L.L.C.

Kenneth Hao	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Chairman and Managing Partner of Silver Lake Group, L.L.C.

Karen King	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Chief Legal Officer of Silver Lake Group, L.L.C.

Greg Mondre	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Co-CEO and Managing Partner of Silver Lake Group, L.L.C.

Joe Osnoss	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Managing Director and Managing Partner of Silver Lake Group, L.L.C.

Andrew Schader	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Managing Director of Silver Lake Group, L.L.C.

Jason White	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Chief Financial Officer of Silver Lake Group, L.L.C.

None of the persons listed above beneficially owns any Ordinary Shares of the Issuer.

Annex A-2 to Amendment No. 5

The Annex A-2 of the Prior 13D is hereby amended and supplemented as follows:

The following sets forth the name and principal occupation of each of the directors of Silver Lake Sumeru (Offshore) AIV GP, Ltd. Each of such persons is a citizen of the United States.

Silver Lake Sumeru (Offshore) AIV GP, Ltd.
Name	Business Address	Principal Occupation
John Brennan	Sumeru Equity Partners 2020 Pioneer Court, San Mateo, California 94403	Managing Director of Sumeru Equity Partners

Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-CEO and Managing Partner of Silver Lake Group, L.L.C.

Kenneth Hao	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Chairman and Managing Partner of Silver Lake Group, L.L.C.

Karen King	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Chief Legal Officer of Silver Lake Group, L.L.C.

Paul Mercadante	Sumeru Equity Partners 2020 Pioneer Court, San Mateo, California 94403	Managing Director of Sumeru Equity Partners

Kyle Ryland	Sumeru Equity Partners 2020 Pioneer Court, San Mateo, California 94403	Managing Partner of Sumeru Equity Partners

Andrew Schader	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Managing Director of Silver Lake Group, L.L.C.

Ajay Shah	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-Founder and Managing Partner of Silver Lake Management Company Sumeru, L.L.C. and Executive Chairman of the Issuer

Jason White	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Chief Financial Officer of Silver Lake Group, L.L.C.

Mr. Shah beneficially owns 761,951 Ordinary Shares of the Issuer, or approximately 3.1% of the outstanding Ordinary Shares, which includes (i) 536,951 Ordinary Shares of the Issuer held through trusts for the benefit of Mr. Shah and his family and (ii) 225,000 shares underlying exercisable options held of record by Mr. Shah. The beneficial ownership described herein does not include an additional 450,000 Ordinary Shares underlying stock options which are currently unvested and an additional 83,125 Ordinary Shares underlying currently unvested restricted stock units, each described in Item 6 of this Schedule 13D.

Mr. Mercadante indirectly beneficially owns 44,183 Ordinary Shares, acquired in connection with the Inforce Acquisition described in the Explanatory Note of Amendment No. 4 to the Schedule 13D.

Other than Messrs. Shah and Mercadante, none of the persons listed above beneficially owns any Ordinary Shares of the Issuer.